WATAIRE INTERNATIONAL, INC.

FORM 8-K
(Current report filing)

Filed 07/30/10 for the Period Ending 07/27/10

Address	3rd Floor, 21900 Burbank Blvd.
	Woodland Hills, CA 91367
Telephone	877-602-8985
CIK	0001127007
Symbol	WTAR
SIC Code	4941 – Water Supply
Industry	Conglomerates
Sector	Conglomerates
Fiscal Year	03/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 27, 2010

WATAIRE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

000-49955
(Commission file number)

Washington
(State or other jurisdiction of incorporation or organization)

91-2060082
(I.R.S. Employer Identification No.)

3rd Floor, 21900 Burbank Blvd, Woodland Hills, California 91367
(Address of principal executive office)

877-602-8985
(Issuer's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously Satisfy the filing obligation of the registrant under any
of the following provisions:

( ) Written communications pursuant to Rule 425 under the Securities Act
     (17CRF 230.425)
( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act
     (17 CRF 240.14a-12)
( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the
     Exchange Act (17 CRF 240.14d-2(b))
( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the
     Exchange Act (17 CRF 240.13e-4(c))

Item 5.03.   Amendments to Articles of Incorporation or By-Laws; Change in
              Fiscal Year.

Change of Company's Name to Watair Inc.

On March 11, 2010, our Board of Directors authorized the change of our name to
Watair Inc. The rationale of the Board was that it was appropriate to change
the name of the Company to the name under which our water products are sold in
the marketplace. This corporate action was permitted to be taken by the
Company's Board of Directors without stockholder approval under Washington
Section 23B.08 of the Washington Business Corporation Act. The amendment to our
Articles of Incorporation effecting the name change was filed with the State of
Washington Secretary of State on March 11, 2010; however, the change of our
name to Watair Inc. will not become effective for trading and SEC reporting
purposes until approved by the Financial Industry Regulatory Authority (FINRA),
which we expect to take place in August, 2010.

*Amendment of our Articles of Incorporation to Increase our Authorized Common
Stock*

Our board of directors on June 18, 2010 unanimously approved an amendment to
our Articles of Incorporation to increase the authorized number of shares of
common stock from 100,000,000 shares, par value $.0001 per share, to
500,000,000 shares, par value $.0001 per share. Our Company thereafter received
the approval of our shareholders at a Special Meeting of Stockholders held on
July 27, 2010. We filed the amendment increasing our authorized common stock
with the Secretary of State of Washington on July 27, 2010, and the amendment
was effective on that date.

Special Meeting of Stockholders Held on July 27, 2010

(a)   The Company held a Special Meeting of Stockholders on July 27, 2010 in
Washington, D.C. (the "Special Meeting").

(b)   At the Special Meeting, the holders of a majority of our outstanding
common stock approved amending our Articles of Incorporation to increase the
number of shares of common stock that the Company is authorized to issue from
100,000,000 shares, par value $.0001 per share, to 500,000,000 shares, par
value $.0001 per share.

(c)   At the Special Meeting, a total of 74,476,292 shares were present in
person or by proxy out of 98,710,123 shares outstanding. The following is the
result of stockholder voting on the proposal before the meeting:

Proposal	Votes in Favor	Votes Against	Abstentions/ Broker Nonvotes
Amendment of Articles of Incorporation to Increase Authorized Common Stock	65,881,604	7,995,011	599,677

ITEM 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.   Description

3.4   Amendment to the Company's Articles of Incorporation
                               filed on March 11, 2010 changing the Company's name to
                               Watair Inc.

3.5   Amendment to the Company's Articles of Incorporation
                               filed on July 27, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

Date : July 30, 2010



By : /s/ Robert Rosner

       Robert Rosner
Chief Executive Officer





EXHIBIT 3.4

Page 1 of 1

STATE OF WASHINGTON
SECRETARY OF STATE

APD

This Box For Office Use Only

03/11/10 1687981-001
$50.00 R #015500_268351406
tid: 1859312

FILED
SECRETARY OF STATE
SAM REED
March 11, 2010
STATE OF WASHINGTON

Washington Profit Corporation

See attached detailed instructions

☐ **Filing Fee $30.00**

☑ **Filing Fee with Expedited Service $50.00**

UBI Number: 602059547

ARTICLES OF AMENDMENT

Chapter 23B.10 RCW

SECTION 1

NAME OF CORPORATION: *(as currently recorded with the Office of the Secretary of State)*

WATAIRE INTERNATIONAL, INC.

SECTION 2

AMENDMENTS were adopted on this DATE: MARCH 11, 2010

SECTION 3

ARTICLES OF AMENDMENT WERE ADOPTED BY: *(please check one of the following)*

☑ Board of Directors *(shareholder action was not required)*

☐ Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

☐ Incorporators *(shareholder action was not required)*

SECTION 4

AMENDMENTS TO ARTICLES ON FILE: *(if necessary, attach additional information)*

ARTICLE 1. THE NAME OF THE CORPORATION IS "WATAIR INC."

SECTION 5

EFFECTIVE DATE OF ARTICLES OF AMENDMENT: *(please check one of the following)*

☑ Upon filing by the Secretary of State

☐ Specific Date: ________________ *(Specified effective date must be within 90 days AFTER the Articles of Amendment have been filed by the Office of the Secretary of State)*

SECTION 6

SIGNATURE *(see instructions page)*

This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

Signature	Printed Name/Title	Date	Phone Number
X [signature]	ROBERT ROSNER/CEO	3/11/2010	310-728-6306

Profit Corporation - Amendment Washington Secretary of State Revised 02/09

EXHIBIT 3.5

UBI Number: 602059547

Washington Profit Corporation
See attached detailed instructions

❑   **Filing Fee $30.00**

❑   **Filing Fee with Expedited Service $50.00**



Page 1 of 1

STATE OF WASHINGTON SECRETARY OF STATE

APD

ARTICLES OF AMENDMENT
Chapter 23B.10 RCW

SECTION 1
NAME OF CORPORATION: *(as currently recorded with the Office of the Secretary of State)*

Watair Inc.

SECTION 2

AMENDMENTS were adopted on this DATE: July 27 , 2010

SECTION 3
ARTICLES OF AMENDMENT WERE ADOPTED BY: *(please check one of the following)*

1̶1̶   Board of Directors *(shareholder action was not required)*

|✓]   Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

1:1   Incorporators *(shareholder action was not required)*

SECTION 4
AMENDMENTS TO ARTICLES ON FILE: *(if necessary, attach additional information)*

Article II, Section 2.1 Authorized Capital, of the Articles of Incorporation is amended as set forth in the Attachment.

SECTION 5

EFFECTIVE DATE OF ARTICLES OF AMENDMENT: *(please check one of the following)*

❍ Upon filing by the Secretary of State

❑ Specific Date: __________ *(Specified effective date must be within 90 days AFTER the Articles of Amendment have been filed by the Office of the Secretary of State)*

SECTION 6

SIGNATURE *(see instructions page)*

This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

X /s/ Robert Rosner	Robert Rosner, President	July 27,2010	877-602-8985
Signature	Printed Name/Title	Date	Phone Number

WATAIR INC.

ATTACHMENT
To
ARTICLES OF AMENDMENT FILED JULY 27, 2010

Section 2.1 of Article II is amended to read in its entirety as follows:

2.1. Authorized Capital

The total number of shares that this corporation is authorized to issue is 520,000,000, consisting of 500,000,000 shares of common stock, having a par value of $0.0001 per share, and 20,000,000 shares of Preferred Stock, having a par value of $0.0001 per share. The common stock is subject to the rights and preferences of the Preferred Stock as set forth below.